

January 6, 2014

Via E-mail
Mr. Abadul Parmach
Chief Financial Officer
Adaptive Medias, Inc.
23 Mauchly, Suite 106
Irvine, California 92618

> **Re:** **Adaptive Medias, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 10, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 0-54074**

Dear Mr. Parmach:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 10, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 1 – Organization and Nature of Business, page 7

1. We note your response to comment one. To help us further understand the transaction, please address the following in your response:

   a. It appears that Kevin J. Conner resigned on August 16, 2013. Tell us if his resignation was contemplated 46 days earlier upon the closing of the merger. Also, tell us the reason for his resignation both as a director and as a CFO of the company.

    b. Tell us if Kevin J. Conner was replaced after his resignation. If he was replaced, tell us if his replacement was appointed by a representative of Mimvi or Adaptive.

    c. Given, that Adaptive had considerably more revenue than Mimvi prior to the merger, tell us why Adaptive's shareholders gave Mimvi's shareholders 70% of the combined company.

    d. Describe the minority interest held by the former shareholders of Adaptive. Tell is if one person owned a large percentage of these shares. If more than one person owned these shares, tell us if they will vote as a group.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 9

2.   We note your response to comment two. Please tell us in detail why you believe gross revenue recognition is appropriate per ASC 605-45-45.

      You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

          Sincerely,

          /s/ Carlos Pacho for

          Larry Spirgel
          Assistant Director